Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lightning Clean Inc.
175 Cottonwood CT
Eagle, ID 83616
http://lightningclean.xyz/

Up to $1,069,998.02 in Common Stock at $2.38
Minimum Target Amount: $9,998.38

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Lightning Clean Inc.
Address: 175 Cottonwood CT, Eagle, ID 83616
State of Incorporation: DE
Date Incorporated: February 25, 2022

Terms:

Equity

Offering Minimum: $9,998.38 | 4,201 shares of Common Stock
Offering Maximum: $1,069,998.02 | 449,579 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.38
Minimum Investment Amount (per investor): $119.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest within the first 48 hours and receive 21% bonus shares.

Super Early Bird

Invest within the first 7 days and receive 16% bonus shares.

Early Bird

Invest within the first 14 days and receive 11% bonus shares.

Amount-Based:

Tier 1 | $500+

Invest $500+ and receive 5% bonus shares and 5% off Lightning One machine for life.

Tier 2 | $1000+

Invest $1,000+ and receive 11% bonus shares and 11% off Lightning One machine for life.

Tier 3 | $2,500+

Invest $2,500+ and receive 16% bonus shares and 12% off ALL Lightning Clean Products for life.

Tier 4 | $5,000+

Invest $5,000+ and receive 21% bonus shares and 16% off ALL Lightning Clean Products for Life and a call with the CEO and other LC management.

Tier 5 | $10,000+

Invest $10,000+ and receive 26% bonus shares and 21% off ALL Lightning Clean Products for Life and dinner with the CEO and other LC management.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Lightning Clean Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.38 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $238. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Lightning Clean Inc. ("Lightning Clean" or the "Company") is a corporation organized under the laws of the state of Delaware that designs, manufactures, and distributes time-saving laundry appliances.

The Company has a wholly-owned subsidiary, Lightning Clean LLC, which is the operating entity. All funds raised during this Reg CF campaign will flow from Lightning Clean Inc. to Lightning Clean LLC.

The Company's distribution strategy for its Lightning One machine has two legs. The first is online: direct-to-consumer. The second is our focus on mid-size apartment complexes. Our target user base is young professionals living in dense cities. The Company is operating in a legacy market and has a unique product offering.

Competitors and Industry

INDUSTRY

The global washing machine market size was valued at $52.80 in 2020 and is projected to reach $80.24B in revenue by 2028, growing at a CAGR of 5.5%.*

https://www.fortunebusinessinsights.com/washing-machine-market-102645

COMPETITORS

The Company has several major competitors in the laundry appliance market. Some of the top competitors in our industry include Samsung, LG, GE Appliances, and Whirlpool. While all competitors are legacy household names, the market is highly fragmented without one clear front-runner. Whirlpool Corp is the closest US competitor to the Company and is currently valued at ~$12B. Despite the present competitive landscape, the Company stands out in the laundry appliance industry because of its time-saving technology and focus on bringing unique solutions to the apartment market as opposed to single-family homes.

https://www.mordorintelligence.com/industry-reports/united-states-laundry-appliances-market-industry

Current Stage and Roadmap

CURRENT STAGE

The Company's Lightning One, an all-in-one 10 minute washing machine and 20 minute dryer, is currently under development. The Company has spent the last two years developing the machine and is expecting to launch it in Q3-Q4 2022. The Company is currently building the production supply chain to produce and deliver these machines.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on launching Lightning One and building distribution/sales for the machine.

However, the Company has second and third product offerings road mapped. These include washing machines that take advantage of ventless technology, UV technology, and additional smart connectivity.

The Team

Officers and Directors

Name: Ethan Blount

Ethan Blount's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: August 27, 2020 - Present
  Responsibilities: Management of the Company. Ethan works full-time for Lightning Clean Inc. He does not currently receive a salary, but he plans to take a monthly salary of $5,000 once the Company raises more than $550,000 in this Reg CF offering and so long as he remains full-time. He currently holds 100% voting power.

Other business experience in the past three years:

- **Employer:** Blount Entities LLC
  Title: CEO
  Dates of Service: October 14, 2020 - Present
  Responsibilities: Management of the Company. Blount Entities LLC is a holding company for personal real estate assets and investments. Ethan spends 1-2 hours per week at Blount Entities LLC.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen

at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1.07M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants of one type of product, laundry appliances. Our revenues are therefore dependent upon the market for laundry appliances.

We may never have an operational product or service
It is possible that there may never be an operational Lightning One or that the product may never be used to wash clothes. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to wash clothes. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Lightning One. Delays or cost overruns in the development of our Lightning One and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or

her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Lightning Clean Inc. was incorporated on February 25, 2022, and its wholly-owned subsidiary and operating entity, Lightning Clean LLC, was formed on August 27, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Lightning One is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Lightning Clean Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and

companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Lightning Clean Inc. could harm our reputation and materially negatively impact our financial condition and business.

Apartment Market Volatility
Since the Company's distribution strategy is centered around the apartment industry, a shift in the apartment industry may result in negatively affecting the Company.

Laundry Appliance Market Volatility
Since the Company operates in the laundry appliance market, a shift in the market may negatively impact the Company.

Material Cost Volatility
Since the Company sells machinery that has a large percentage of its cost in materials, a shift in the cost of various types of metal, plastic, and other materials may negatively affect the Company.

Our new products could fail to achieve the sales traction we expect.
Our growth projections are based on an assumption that we will be able to successfully launch a lower-priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges.
We may discover that the optimal retail price points for laundry appliances are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next-generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay in achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

Product Launch Uncertainty
With any product launch, there is an expected level of uncertainty. Even with extensive comps and planning, the product is new to the market.

Product Technology Uncertainty
As with any pre-launch product that is still in the engineering phase, there is uncertainty as to the efficacy and viability of the technology.

Manufacturing Scalability, Distribution, and Launch Uncertainty

There is risk associated with any new product launch. Since the manufacturing of this product is yet to happen, there is substantial risk. The ease of scalability of manufacturing is also unknown.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ethan Blount	6,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 449,579 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

The voting rights has not yet but will be determined by the Board of Directors.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: Start-up fees and general expenses
  Date: February 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business has a relatively modest burn rate and up until this campaign has operated entirely from cash infusions from the founder. Thus, the business expects to be able to operate for the foreseeable future off of founder infusions. These infusions could continue if needed for another 6 months to a year.

The major expenses of the business are R&D staffing - about 3,000 per month, and small various expenses, about $200 per month. All other staff such as the CEO and marketing do not receive salaries. The current lease agreement is a related party transaction, and as such, bears little risk because payments can/have been put off until the company is in a better cash situation.

Once the company transitions to a production phase, the burn rate will be increased substantially. Specifically, inventory expenses, shipping, and distribution staffing will be the major expenses. Distribution staffing will be around $4,000 per month. All other expenses mentioned above will vary entirely on market demand.

Foreseeable major expenses based on projections:

The most major foreseeable expense is tooling for the production of the washing machine. The total cost of tooling is expected to be between $300,000 and $450,000. Aside from this, there will be some staffing costs to prepare for distribution, which will be significant.

The Company will hire one person for production management at around $4,000 per month. Furthermore, depending on the cash situation, marketing and the founder may choose to receive salaries.

There will be bulk inventory payments probably in the low 6 digits once the Company begins selling its units. The payments will be for large amounts of inventory to take advantage of economies of scale.

These major expenses are expected to be covered by Reg CF campaign funds.

Future operational challenges:

The future operational challenges will include the lack of existing distribution, inconsistent delivery times of machines, and a lack of long-term manufacturing relationships.

These challenges will be addressed by bringing in trained operational talent and spending the time and resources to build out a robust supply chain.

Future challenges related to capital resources:

The future capital resource challenges will include a significant capital requirement to buy materials for the machines in bulk, and more significantly, a large investment in tooling is required to produce any machines. The capital requirements should be addressed by our distribution strategy that emphasizes commercial customers.

Future milestones and events:

1. Designs finalized and sent to manufacturing partners to prepare tooling

2. Tooling finalized and sample received

3. Pre-sales begin

4. Bulk orders made

5. First consumer units delivered

6. First commercial units delivered

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2022, the Company has capital resources available in the form of cash on hand in the amount of $500. However, up to this point, all bills have been paid by cash infusions from the founder. This arrangement is continuing until the Company gains a reasonable amount of capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support tooling costs to produce Lightning One laundry machines as well as the expansion of distribution operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, almost 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum offering amount, we anticipate that Lightning Clean will be able to operate for 6-7 months. This is based on a current monthly burn rate of $7,000 for expenses related to R&D, prototyping, and engineering salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum offering amount, we anticipate Lightning Clean will be able to operate for 12-14 months. This is based on an expected monthly burn rate of $30,000 for expenses related to salaries, inventory, R&D, distribution, and marketing, and an expected $300,000-$400,000 cost for tooling of the machine.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including lines of credit and purchase order financing. At this time, we do not anticipate a critical need for future financing.

Indebtedness

- **Creditor:** Ethan Blount
  Amount Owed: $90,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Ethan Blount
  Relationship to Company: Officer, Director, and 20%+ Owner
  Nature / amount of interest in the transaction: On September 1, 2020, the Company entered into a Commercial Lease Agreement with its founder and member, Ethan Blount.
  Material Terms: The base rent is $5,000, and the lease ends on August 11, 2022. As of February 25, 2022, rental expenses per this agreement were $10,000.

- **Name of Entity:** Ethan Blount
  Relationship to Company: Officer, Director, and 20%+ Owner
  Nature / amount of interest in the transaction: The Company borrowed money from the founder and the member, Ethan Blount. As of February 25, 2022, the outstanding balance of the shareholder loan was $90,000.
  Material Terms: The loan bears no interest and no maturity date.

Valuation

Pre-Money Valuation: $14,280,000.00

Valuation Details:

Lightning Clean Valuation

Valuation method, set internally, utilizes a variety of factors including but not limited to: technology, value of IP, size of market, and validation on business model and methodology to be scaled from proceeds.

Technology

The Company is successfully developing the Detergent Osmosis technology that allows for Lightning One machines to wash clothes in 10 minutes and dry in 20 minutes. This technology synchronizes the injection of water, detergent, and/or air into the center of the drum then it pulls it outward through centrifugal force. This technology has taken over two years to develop and is the Company's biggest differentiator. The company is currently valuing this proprietary technology at 9.79m.

Competitor Comparison

From the Company's perspective, the laundry industry is heavily focused on the single-family housing market. High-end washing machines from Samsung to LG are built big, with a lot of features trying to cater to a suburban family of 5. We understand two changes in modern society that affect the laundry industry. The first is that an increasing amount of people are living in smaller homes. In fact, in 2019, 80% of new homes built were under 2,500 square feet. These homes are no longer just the cheapest option but can often be quite expensive. Thus, there is an affluent demographic in small spaces who most definitely will want quality laundry products. They will not put up with stackable products but want the benefit of a quality washing machine in their home. The second change is a much greater emphasis on time. In this day and age, the only commodity you can't buy more of is time. At Lightning Clean, we give the busiest people back their time. Other laundry manufacturers such as Samsung and LG have put a tremendous emphasis on new features. These companies have added countless smart features to washing machines in recent years while not revolutionizing the duration. However, at the end of the day, the most fundamental byproduct of doing your laundry is the time that it takes. We understand the need to focus on these two areas to fundamentally improve one of the most essential activities of a person's life. Thus, Lightning Clean is making laundry hassle free.

The Industry

The laundry appliance industry in 2021 is estimated at 55.18B, and is projected to have a CAGR of 5.5%. The market is predicted to reach 80.24B in revenue by 2028.* Based on this industry numbers and our pricing. We are valuine the market opportunity premium at 3.35m.

Distribution

The Company's distribution strategy has two unique elements for a laundry company. The first is that we will sell our machine direct-to-consumer. You don't have to go through a third party such as Home Depot to purchase one of our machines. This allows us to be in-touch with our users and provide them with a quality experience. However, the bread and butter of our distribution strategy will be the focus on mid-sized apartment complexes. We are targeting complexes of 200-1,500 units for washing machine installs. This leg of distribution is by far the most important. Apartment complexes allows sales to grow much faster initially allowing us to capitalize on both the washing machine industry as well as the apartment industry growth.

Legacy Market

To the Company's knowledge, Lightning Clean is the only washing machine startup. Laundry is one of the most essential activities someone does during a week. This is an industry dominated by legacy players. There have been no disruptors in years. To be able to make a statement like that in 2022 is quite hard and we understand the tremendous opportunity that Lightning Clean is taking advantage of. Lightning Clean has collected over 10,000 emails up to this point from it's landing pages, thus proving strong initial traction even pre-revenue. Lightning Clean is currently valuing this early traction opportunity at 1.14m.

Pricing

The company plans to price Lightning One units for wholesale at $1,500 and for retail at $2,400.00. For example, if the company were to sell 20,000 Lightning One units in a year at 75% wholesale, the Company would have 34.5 million in revenue. While the lighting clean team is expecting the company to be profitable fairly quickly after the company begins selling, because of the principle of economies of scale, Lightning Clean's gross margins should be expected to improve as substantial volume is reached.

Summary

In summary, the Company is taking into account its unique technology (valued at 9.79m), being leveraged with its market opportunity premium (3.35m), early traction (1.14m) distribution strategy, and pricing to arrive at an approximate 14.28m value.

https://bradcohenrealtor.com/smaller-homes-are-becoming-more-popular.html

https://www.fortunebusinessinsights.com/washing-machine-market-102645

The Company set its valuation internally without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of stock with outstanding shares and no outstanding options, warrants, other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.38 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  1.5%
  The funds will be used for general marketing, ads, and other promotional activities.

- *Research & Development*
  10.0%
  Development is crucial to the future of Lightning Clean and will continue to be a major focus. R&D Funds will primarily go to paying engineer(s) and paying for new prototypes of new products.

- *Operations*
  70.0%
  The most major expense for Lightning Clean will be tooling for Lightning One. Tooling has a substantial fixed cost associated with it and is required to deliver Lightning One machines.

- *Company Employment*
  5.0%
  Funds dedicated for employment will go towards paying new employees.

- *Working Capital*
  4.0%
  Working capital for ordering washing machine parts is essential in the operation of the Company.

- *Inventory*
  4.0%
  Because of the nature of bulk ordering of manufactured parts, the Company needs to maintain a certain level of inventory.

If we raise the over allotment amount of $1,069,998.02, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  20.0%
  Development is crucial to the future of Lightning Clean and will continue to be a major focus. R&D Funds will primarily go to paying engineer(s) and paying for new prototypes of new products.

- *Operations*
  40.0%
  The most major expense for Lightning Clean will be tooling for Lightning One. Tooling has a substantial fixed cost associated with it and is required to deliver Lightning One machines.

- *Marketing*
  10.0%
  The funds will be used for general marketing, ads, and other promotional activities.

- *Company Employment*
  6.5%
  Funds dedicated for employment will go towards paying new employees.

- *Working Capital*
  9.0%
  Working capital for ordering washing machine parts is essential in the operation of the Company.

- *Inventory*
  9.0%
  Because of the nature of bulk ordering of manufactured parts, the Company needs to maintain a certain level of inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://lightningclean.xyz/ (lightningclean.xyz/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lightning-clean

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lightning Clean Inc.

[See attached]

LIGHTNING CLEAN, INC

CONSOLIDATED FINANCIALS REVIEW
AS OF INCEPTION FEBRUARY 25, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Lightning Clean, Inc
Middletown, Delaware

We have reviewed the accompanying consolidated financial statements of Lightning Clean, Inc., (the "Company,"), which comprise the consolidated balance sheet as of February 25, 2022 and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the period then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 1, 2022
Los Angeles, California

LIGHTNING CLEAN INC
BALANCE SHEET
(UNAUDITED)

As of February 25,		**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	583
Inventory		19,310
Total current assets		**19,894**
Total assets	**$**	**19,894**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit card	$	4,708
Deferred revenue		8,040
Owner loan		90,000
Total current liabilities		**102,748**
Total liabilities		**102,748**
EQUITY		
Common stock		6,000
Subscription receivable		(6,000)
Members' equity		(82,854)
Total members' equity		**(82,854)**
Total liabilities and equity	**$**	**19,894**

See accompanying notes to financial statements.

For The Period Ended February 25, 2022	**2022**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	20,709
Sales and marketing	-
Total operating expenses	20,709
Operating income/(loss)	(20,709)
Interest expense	-
Other Loss/(Income)	(138)
Income/(Loss) before provision for income taxes	(20,572)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (20,572)**

See accompanying notes to financial statements.

LIGHTNING CLEAN INC

STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subscription receivable	Members' Equity	Total Equity
Balance - January 1, 2022	-	$ -	$ -	$ (65,090)	$ (65,090)
Issuance of shares	6,000,000	6,000	(6,000)	0	**0**
Capital contribution	-	-	0	2,807	**2,807**
Net income/(loss)	-	-	0	(20,572)	**(20,572)**
Balance—February 25, 2022	$ 6,000,000	$ 6,000	$ (6,000)	$ (82,854)	$ (82,854)

See accompanying notes to financial statements.

LIGHTNING CLEAN INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Period Ended February 25,		2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(20,572)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Inventory		-
Deferred revenue		8,040
Credit card		299
Net cash provided/(used) by operating activities		**(12,233)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on shareholder loan		10,000
Capital contribution		2,807
Capital distribution		-
Net cash provided/(used) by financing activities		**12,807**
Change in cash		574
Cash—beginning of year		9
Cash—end of year	**$**	**583**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Lightning Clean Inc was formed on February 25, 2022, in the state of Delaware, and acquired 100% of interest of Lightning Clean LLC through payment of purchase price of 6,000,000 shares of Lightning Clean Inc, on the same date. The financial statements of Lightning Clean Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boise, Idaho.

The Company is engaged in designing and launching the Lightning One, which enabled washing clothes in under ten minutes, utilizing state of the art laundry technology known as detergent osmosis. The machine is an attractive, sleek, and space-efficient unit that also has the ability to dry your clothes in under twenty minutes, in the same machine.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of February 25, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of February 25, 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1. Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2. Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3. Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of laundry machines to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period ended February 25, 2022, amounted $0.

Fair Value of Financial Instrument

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 1, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of February 25,	2022
Finished goods	$ 19,310
Total Inventory	**$ 19,310**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 10,000,000 shares designated as $0.001 par value Common Stock. As of February 25, 2022, 6,000,000 Common Shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred shares with $0.001 par value. As of February 25, 2022, no Preferred Shares have been issued and are outstanding.

Member's equity

The ownership percentages of the members are as follows:

As of Period Ended February 25, 2021	
Member's name	**Ownership percentage**
Ethan Blount	100.0%
TOTAL	**100.0%**

5. DEBT

Owner loans

The Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Period Ended February 25, 2022		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Ethan Blount	$ 90,000	not set	Fiscal Year 2020	No set maturity	$ 90,000	-	$ 90,000
Total					$ 90,000	$ -	$ 90,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6. RELATED PARTY

The Company borrowed money from the founder and the member, Ethan Blount. The loan bears no interest. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of February 25, 2022, the outstanding balance of the shareholder loan was $90,000.

On September 1, 2020, the Company entered into a Commercial Lease Agreement with its founder and member, Ethan Blount. The base rent is $5,000, and the lease ends on August 11, 2022. As of February 25, 2022, rental expenses per this agreement was $10,000.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

On September 1, 2020, the Company entered into a Commercial Lease Agreement with its founder and member, Ethan Blount. The base rent is $5,000, and the lease ends on August 11, 2022.

The aggregate minimum annual lease payments under operating leases in effect on February 25, 2022, are as follows:

Year	Obligation
2022	$ 40,000
2023	-
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 40,000**

Rent expenses were in the amount of $10,000 as of February 25, 2022.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of February 25, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from February 25, 2021, through April 1, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

LIGHTNING CLEAN, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Lightning Clean, LLC
Boise, Idaho

We have reviewed the accompanying financial statements of Lightning Clean, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 25, 2022
Los Angeles, California

LIGHTNING CLEAN LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	9	$	10
Inventory		19,310		1,057
Total current assets		**19,319**		**1,067**
Total assets	**$**	**19,319**	**$**	**1,067**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit card	$	4,409	$	-
Owner loan		80,000		20,000
Total current liabilities		**84,409**		**20,000**
Total liabilities		**84,409**		**20,000**
MEMBERS' EQUITY				
Members' equity		(65,090)		(18,933)
Total members' equity		**(65,090)**		**(18,933)**
Total liabilities and members' equity	**$**	**19,319**	**$**	**1,067**

See accompanying notes to financial statements.

LIGHTNING CLEAN LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	74,629	20,000
Sales and marketing	63,511	-
Total operating expenses	138,140	20,000
Operating income/(loss)	(138,140)	(20,000)
Interest expense	-	-
Other Loss/(Income)	(671)	-
Income/(Loss) before provision for income taxes	(137,469)	(20,000)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (137,469)**	**$ (20,000)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—September 16, 2020	**$**	**-**
Capital contribution		1,067
Net income/(loss)		(20,000)
Balance—December 31, 2020	**$**	**(18,933)**
Capital contribution		93,282
Capital distribution		(1,970)
Net income/(loss)		(137,469)
Balance—December 31, 2021	**$**	**(65,090)**

See accompanying notes to financial statements.

LIGHTNING CLEAN LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(137,469)	$	(20,000)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Inventory		(18,253)		(1,057)
Credit card		4,409		-
Net cash provided/(used) by operating activities		**(151,313)**		**(21,057)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on shareholder loan		60,000		20,000
Capital contribution		93,282		1,067
Capital distribution		(1,970)		
Net cash provided/(used) by financing activities		**151,312**		**21,067**
Change in cash		(1)		10
Cash—beginning of year		10		-
Cash—end of year	**$**	**9**	**$**	**10**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Lightning Clean LLC was formed on September 16, 2020, in the state of Idaho. The financial statements of Lightning Clean LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boise, Idaho.

The company is engaged in designing and launching the Lightning One, which enabled washing the clothes in under ten minutes utilizing state of the art laundry technology known as detergent osmosis. The machine is an attractive, sleek, and space-efficient unit that also has the ability to dry your clothes in under twenty minutes, in the same machine.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1. Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2. Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3. Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of laundry machines to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $63,510 and $0, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 19,310	$ 1,057
Total Inventory	**$ 19,310**	**$ 1,057**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Ethan Blount	100.0%
TOTAL	**100.0%**

5. DEBT

Owner loans

During 2021 and 2020, the company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Ethan Blount	$ 80,000	not set	Fiscal Year 2020	No set maturity	80,000	-	$ 80,000	$ 20,000	$ -	20,000
Total					$ 80,000	$ -	$ 80,000	$ 20,000	$ -	$ 20,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6. RELATED PARTY

During 2021 and 2020, the company borrowed money from the founder and the member, Ethan Blount. The loan bears no interest. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, and December 31, 2020, the outstanding balance of shareholder loan was $80,000 and $20,000, respectively.

On September 1, 2020, the company entered into a commercial lease agreement with its founder and member, Ethan Blount. Base rent is $5,000, and the lease ends on August 11, 2022. As of December 31, 2021 and December 31, 2020, rental expenses per this agreement was $60,000 and $20,000, respectively.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

On December 9, 2020, the company entered into a lease agreement with Michener Ross, LLC. Rent commencement date was January 1, 2021, and matures in period of six months from the commencement date. The base rent is $1,763 per month.

On September 1, 2020, the company entered into a commercial lease agreement with its founder and member, Ethan Blount. Base rent is $5,000, and the lease ends on August 11, 2022.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	40,000
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**40,000**

Rent expenses were in the amount of $70,578 and $20,000 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 25, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Lightning Clean

Making laundry hassle free.



Website | Eagle, ID | CONSUMER PRODUCTS

$159.00 raised

1 Investor	$14.3M Valuation
$2.38 Price per Share	$119.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Lightning Clean is a hardware startup that is developing Lightning One, an all-in-one washing machine unit. Capable of a 10-minute wash cycle and 20-minute drying cycle, Lightning One utilizes cutting-edge technology and a compact design to better fit the needs of modern homeowners. Lightning Clean is pre-revenue and in the prototype phase of development.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Lightning One separates itself from its competitors by using cutting-edge "Detergent Osmosis" and high-torque technology to penetrate the dirt in your laundry and thoroughly dry it in half the time.
- The residential washing machine market was valued at $37.4 billion in 2020 and is projected to reach approximately $73 billion by 2031.*
- Our team has spent more than two and a half years developing Lightning One and has recently finished the advanced stage prototype and mechanical engineering.

*Market statistics provided by Allied Market Research (source)

Laundry for Modern Lifestyles

Laundry is a necessary chore, but it takes a lot of time. In our experience, an average load of laundry takes anywhere from one to two hours to wash and dry. If an average family washes 10 loads of laundry a week, one can spend anywhere from 10 to 20 hours a week doing laundry alone.

Lightning Clean aims to drastically reduce that time with **our blazing-fast Lightning One, an all-in-one washing machine** proudly designed and assembled in the US. By leveraging cutting-edge "Detergent Osmosis" technology, Lightning Clean produces clean laundry in a fraction of the time.


Laundry is a necessary chore that takes too much time.
Lightning Clean aims to reduce that time by half with our blazing-fast Lightning One machine

**Lightning One is in the prototype phase. It is available for pre-order, but not yet available on the market.*

By leveraging cutting-edge "Detergent Osmosis" technology, Lightning Clean produces clean laundry in a fraction of the time.

We also know that homes are getting smaller, which is why we designed our machine to be **ultra-compact**. Our Lightning One boasts a space-saving footprint that allows it to easily fit in an apartment or smaller home, without requiring any retrofitting.

Time is money and space is precious, and with Lightning Clean, you can save both.

THE PROBLEM

Traditional Washing Machines are Bulky and Inefficient

At Lightning Clean, we believe doing laundry should not be so burdensome. After all, technology has allowed everything in life to happen instantaneously, so why should that exclude your laundry?

The average person has around 35 hours of free time a week (source), and we believe that time shouldn't be spent waiting on their clothes, towels, & sheets to wash and dry.

The average person has around ***35 hours*** of free time a week

We believe that time shouldn't be spent waiting on their clothes, towels, and sheets to wash and dry.

(source)

Traditional washing machines are also no small home addition due to their size. With **80% of new homes being built measuring under 2,500 square feet** (source), storage space in the average home is becoming an increasingly precious commodity. Meanwhile, an estimated 48 million Americans do not have washers and dryers in their homes at all (source).

We believe that laundry is a fundamental need for everyone and laundry machines need to evolve to fit people's lifestyles, not simply to include smart features.

THE SOLUTION

Lightning One is a Compact, All-in-One Washing Machine

In this day and age the only commodity you can't buy more of is time. At Lightning Clean, we're going to give even the busiest people back their time with a cutting-edge, all-in-one washer and dryer unit. Capable of a **10-minute wash** and a **20-minute drying cycle**, Lightning One was invented to cut the time it takes to do laundry in half.


At Lightning Clean, we give the busiest people back their time with Lightning One, a cutting edge, all-in-one washer & dryer unit.

**Lightning One is in the prototype phase. It is available for pre-order, but not yet available on the market.*

Our machine's compact design easily fits in smaller living spaces, perfect for condos and apartments. Due to its small size, Lightning One is the ideal alternative for landlords looking to install a washing machine into their units without having to pay for expensive retrofitting.

Lightning One machine achieves this shockingly fast wash time through an innovative **"Detergent Osmosis"** method that prioritizes moving water through your clothes, for a cleaner, more efficient washing process. Traditional laundry cycles are little more than buckets with dirty clothes and water inside. While newer laundry machines have smart functionalities, they still employ the age-old method of using water and motion to clean clothes.

Our machine also utilizes **Lightning-Drive, a revolutionary, high torque, high spin-speed technology**, which allows the machines to complete full loads in a fraction of the time of traditional machines.

Our machine's compact design easily fits in smaller living spaces, perfect for condos, apartments, and smaller homes.


Our primary revenue-driver is going to be through B2B bulk commerce with apartment complexes and appliance distributors

**Lightning One is in the prototype phase. It is available for pre-order, but not yet available on the market.*

Our primary revenue-driver is going to be through B2B bulk commerce with apartment complexes and appliance distributors. Additionally, we also plan to sell our machines directly to consumers through the Lightning Clean website as well.

Currently, Lightning One is expected to retail for $2,400, with a wholesale price of $1,700. One of key market advantages is that buyers need to only purchase one unit per home.

THE MARKET

Market Trends are Making Washer and Dryer Units Standard in Rentals

Lightning Clean was born to meet modern sensibilities. Life is moving at a faster pace than ever and smaller homes are trending.

In 2020, the residential washing machine market was valued at $37.4B and was expected to grow exponentially to **$73B by 2031** (source).


$37.4 billion
Residential washing machine market was value in 2020
$73 billion
Projected residential washing machine market value by 2031

**Lightning One is in the prototype phase. It is available for pre-order, but not yet available on the market.*

(source)

Washing machines have never been designed for the apartment industry. The current market focuses on single-family homes with families of 4+ that use traditional, medium-to-large capacity washers and dryers, yet **in 2020, the average home had 2.6 people** (source). Lightning Clean is looking to change that legacy.

Today, some major cities are seeing **average monthly rent increase by as much as 20% for units that include a washer and dryer** (source). With Lightning One, landlords can regain functional square footage in their rental units, as well as advertising the time-saving benefits of our all-in-one unit.





Life is moving at a faster pace than ever and smaller homes are trending.

We designed our machine to align with these patterns so that the last thing people have to worry about is their laundry.

**Lightning One is in the prototype phase. It is available for pre-order, but not yet available on the market.*

OUR TRACTION

Lightning One is almost ready to strike!

After more than two and a half years of careful planning, testing, and designing, the Lightning Clean team is nearing completion of the first Lightning One machine. We successfully finished our build of advanced stage prototype parts in December 2021, with mechanical engineering completed in February 2022.



We are nearing completion of the first Lightning One machine

December 2021
Successfully built advanced stage prototype parts

Early February 2022
Completed mechanical engineering

**Lightning One is in the prototype phase. It is available for pre-order, but not yet available on the market.*

Lightning Clean is currently in process of securing design patents for Lightning One and its parts, as well as utilities patents for our machine's IP.

WHY INVEST

Help Us Electrify the Market With a Cutting-Edge Product

Laundry shouldn't be a burden. Lightning Clean endeavors to bring high-end laundry tech to modern city living.

We firmly believe Lightning One will be **faster, more efficient, and better suited for smaller homes** than other washing machines on the market, and we believe that we have the team, technology, and drive to position ourselves to disrupt a multi-billion dollar industry that has been dominated by legacy players.

Funds raised from this campaign will be put towards the extensive tooling we've put into Lightning One's design and functionality, staffing for distributions and operations, and legal fees for patents and IP protection.

Join us on our quest to modernize laundry and become a shareholder in Lightning Clean today.


Laundry shouldn't be a burden.
Lightning One is expected to be faster, more efficient, and more space-efficient than other washing machines on the market.

**Lightning One is in the prototype phase. It is available for pre-order, but not yet available on the market.*

Meet Our Team



Ethan Blount

CEO & Director

Ethan Blount, Founder and CEO, grew up around the apartment industry. Thus after being a serial entrepreneur in the software and real estate spaces, he came face to face with the physical need for an updated laundry design across the country. Especially in the apartment industry.

The current machines on the market were out of date so he put his creative mind to figuring out the problem. From there, Lightning Clean was born. Blount never views a problem as unsolvable and this is an apartment industry problem that was high time for solving.



Tiffany Ellington

Senior Marketing Manager

As Senior Marketing Manager, Tiffany works to establish Lightning Clean as an industry leader. She uses her experience marketing for local, national, and international companies to highlight all that Lightning Clean has to offer. Tiffany graduated Summa Cum Laude from Arizona State University with a Bachelor of Science in Digital Audiences. When she's not working, Tiffany enjoys staying active, reading, and serving on the board of Kids Need to Read a national non-profit dedicated to literacy.



Robert Wagner

Senior Engineer

As Senior Mechanical Engineer, Robert Wagner has diligently worked to bring Lightning One to life. An Idaho native, he was born and raised in central Idaho near Sun Valley, and now lives in Boise, Idaho. He graduated from Boise State University in 2013 with a degree in mechanical engineering. Robert joined lightning Clean at the beginning of 2021, and enjoys being involved in work that also serves as a creative outlet. Outside of work, his hobbies include alpine sit skiing, mountain biking, playing guitar, composing music, and making people laugh. Despite being a paraplegic and having to use a wheelchair, he still lives a happy, productive life.

Offering Summary

Company	Lightning Clean Inc.
Corporate Address	175 Cottonwood CT, Eagle, ID 83616
Offering Minimum	$9,998.38
Offering Maximum	$1,069,998.02
Minimum Investment Amount (per investor)	$119.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,201
Maximum Number of Shares Offered	:	449,579
Price per Share	:	$2.38
Pre-Money Valuation	:	$14,280,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest within the first 48 hours and receive 21% bonus shares.

Super Early Bird

Invest within the first 7 days and receive 16% bonus shares.

Early Bird

Invest within the first 14 days and receive 11% bonus shares.

Amount-Based:

Tier 1 | $500+

Invest $500+ and receive 5% bonus shares and 5% off Lightning One machine for life.

Tier 2 | $1000+

Invest $1,000+ and receive 11% bonus shares and 11% off Lightning One machine for life.

Tier 3 | $2,500+

Invest $2,500+ and receive 16% bonus shares and 12% off ALL Lightning Clean Products for life.

Tier 4 | $5,000+

Invest $5,000+ and receive 21% bonus shares and 16% off ALL Lightning Clean Products for Life and a call with the CEO and other LC management.

Tier 5 | $10,000+

Invest $10,000+ and receive 26% bonus shares and 21% off ALL Lightning Clean Products for Life and dinner with the CEO and other LC management.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Lightning Clean Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.38 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $238. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Salary payments made to one's self, a friend or relative. Vendor payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Lightning Clean to get notified of future updates!

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Time is your most important asset. An asset that can never be recovered. At Lightning Clean, we believe that people shouldn't be robbed of an hour or more of their time simply to wash one load of laundry.

Hello, I'm Ethan Blount, the Founder and CEO of Lightning Clean. For the past two years, we've been developing a modern, sleek, and space-efficient washing machine that washes your clothes in 10 minutes and drys them in 20 minutes.

In 2019, I started on some of the initial development myself. I then assembled a talented team with an emphasis on engineering, and we designed our detergent osmosis technology, which will allow for the speed of washing and drying. This technology is the synchronization of injecting water, detergent, and/or air through the center of the drum and then pulling them outward through centrifugal force. Also, our machines will be able to run off of a normal 120-volt household power outlet.

We made the decision that for production we will use manufacturing partners as opposed to manufacturing everything in-house. This allows us to focus on design, assembly, and distribution. We want to position ourselves as a large appliance design company, fighting to save our customers' time.

So, how do we grow? Our distribution strategy will have two legs. The first is online: direct to consumer. Due to the space-efficient design of our machine, we will be able to conveniently ship it through traditional means. The second leg of our distribution strategy is our focus on mid-size apartment complexes, which will allow us to take advantage of economies of scale. Among the largest U.S. metropolitan markets, apartments with washing machines can, on average, rent for as much as 20% more than apartments without.

Lightning Clean has second and third product offerings in development. These include washing machines that will take advantage of ventless technology, UV technology, and additional smart connectivity. However, in our view, we have a revolutionary product offering, Lightning One, and we are looking forward to bringing it to market.

We plan to focus our efforts on tooling, inventory, operations, and the protection of our intellectual property. The molds and stamps that are required to make a washing machine have high fixed costs. We would love for you to join us on this journey of helping people recover their time when doing laundry.

Take care, and have a blessed day.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:05 AM 02/25/2022
FILED 08:05 AM 02/25/2022
SR 20220712458 - File Number 6643029

CERTIFICATE OF INCORPORATION

OF

Lightning Clean Inc.

FIRST. The name of the corporation is Lightning Clean Inc.

SECOND. The corporation's registered office in the State of Delaware is located at 221 N. Broad Street, Suite 3A, Middletown DE 19709 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of all classes of stock which the corporation shall have authority to issue is 11,000,000, of which 10,000,000 shares of par value $0.001 per share shall be designated as Common Stock and 1,000,000 shares of par value $0.001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: February 25, 2022

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary